Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2007

Mr. Matthew Emmens
Chief Executive Officer
Shire plc
Hampshire International Business Parch, Chineham
Basingstoke, Hampshire, England, RG24 8EP

Re: Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-29630

Dear Mr. Emmens:

We have limited our review of the above filing to the issue we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7: Management's Discussion and analysis of Financial Condition…, page 46

Results of Operations for the Years to December 31, 2006 and 2005, page 50

1. In a disclosure-type format, please provide an explanation for the decrease in the day's sales outstanding from 78 days in 2005 to 65 days in 2006. Also provide a discussion for the increase in the day's sales outstanding during the quarter ended March 31, 2007 to 69 days. Your explanation in Form 10-Q states that the increase in receivables is due to the timing of sales during the quarter. Please

expand this explanation to explain the underlying reason for the timing of sales during the quarter.

Item 8: Financial Statements and Supplementary Data, page F-1

(f) Cost of Product Sales, page F-19

2. We believe that amortization of intangible assets related to acquired developed products should be include in cost of sales. Please clarify whether cost of product sales includes amortization of intangibles. If no amortization is included, please confirm that you will parenthetically highlight that fact on your consolidated statements of operations in your future filings.

Note 25. Segment Reporting, page 57

3. Long-lived assets by geographic areas should not include intangible assets. Refer to question 22 in the FASB Implementation Guide to FAS 131. Provide us revised disclosure which shows assets located in each country. You may provide your current disclosure in addition to that required by the standard.

Note 29. Income Taxes, page F-63

4. You recognized $187 million related to ongoing tax audits in the fourth quarter of 2006 which represents 59% of income before taxes for 2006. Provide us expanded disclosure which explains the nature of issues related to the $187 million and what periods the $187 million relates to quantified by year. Explain why you have not disclosed a range of reasonably possible amounts due in excess of the $187 million as required by FAS 5. Also disclose the jurisdiction involved as your disclosure indicates it is not related to either the UK or US. The disclosure should explain why recognition in the fourth quarter of 2006 was appropriate and why the amount should not have been recognized earlier. Discuss why you pay so little income tax in the UK and US when compared to the amount of revenue shown for the UK and US in your segment note.

5. In the fourth quarter of 2006 you also reversed an undisclosed amount of the valuation allowance on deferred tax assets. In revised disclosure indicate the amount reversed due to changed estimates (paragraph 45h of FAS 109). More fully explain what events occurred or new information became available in the fourth quarter of 2006 that triggered recognition of the reversal of valuation allowances. Be specific in reasons why a valuation had been deemed necessary and what occurred to change that view. Provide both quantitative and qualitative information. Explain how net operating losses were generated when you report income before taxes. Clarify if the reversal of valuation allowance is related to the $187 million in the above comment.

6. Explain why permanent differences reduced the effective tax rate so much in 2006.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant